FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 9, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Interim management report — First quarter 2011 results

Slow macro-economic recovery reflected in the underlying business trends

Budapest — May 6, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter of 2011, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Magyar Telekom has introduced a new reporting structure from the beginning of 2011 following the introduction of its new management structure on July 1, 2010. The Group’s new operating segments are Hungary (which includes the former CBU, the SMB customers of BBU and the relevant parts of the Headquarters and Technology Units) and T-Systems (which includes the former BBU, without the SMB customers, that have been classified within Hungary, as well as the relevant parts of the Headquarters and Technology Unit). The Macedonia and Montenegro segments have not changed.

•                  Revenues were down by 3.3%, from HUF 147.4 bn to HUF 142.5 bn in the first quarter of 2011 compared with the same period in 2010. This was mainly due to lower fixed voice and internet revenues in Hungary together with a decline in mobile voice revenues in all three countries. These declines were partly offset by growth in TV and mobile internet revenues. The depreciation in the Hungarian forint had a slight positive effect on the revenue contribution from international subsidiaries (the forint weakened on average by 0.7% relative to the Macedonian Denar and by 1.0% relative to the Euro in the first quarter of 2011 compared to the same period in 2010).

•                  EBITDA declined by 7.7%, from HUF 57.7 bn to HUF 53.2 bn, with an EBITDA margin of 37.4%. Underlying EBITDA, which excludes investigation-related costs, severance payments and accruals, as well as the telecom tax, increased by 3.8% to HUF 61.5 bn. Underlying EBITDA margin was 43.1% in the first quarter of 2011 compared to 40.2% in the same period of 2010. The significantly higher EBITDA margin reflects the strong cost-cutting measures shown in employee related and other operating expenses, and a HUF 1.4 bn increase in gains on real estate sales in Hungary accounted for in other operating income.

Details of special influences, telecom tax and EBITDA performance (HUF bn)	Q1 2010	Q1 2011
Investigation-related costs	0.5	0.4
Severance payments and accruals	1.0	1.5
Telecom tax	0	6.3
Total special influence	1.5	8.2
Reported EBITDA	57.7	53.2
Underlying EBITDA	59.2	61.5

•               Magyar Telekom has been subject to special telecom tax introduced in Hungary in Q4 2010, charged on the companies’ annual revenues, retrospectively from January 1, 2010. As introduced in Q4 2010, this tax in 2010 only hit the Q4 results of both the Group and the segments. The presented EBITDA of the Hungarian segments (Hungary and T-Systems), however, now include the special telecom tax both in Q1 2010 and Q1 2011 to allow a more reasonable comparison of the year-over-year performance of the segments. Q1 2010 Group numbers were not restated (in line with IFRS rules) making the Group’s year-over-year performance less comparable.

•                  Profit attributable to owners of the parent company (net income) decreased by 7.8%, from HUF 16.4 bn to HUF 15.2 bn. The decline was driven by the EBITDA fall, partly offset by lower income tax. Income tax expense decreased from Q1 2010 to Q1 2011 as a combined result of  lower profit before tax and the still enacted reduction of the Hungarian corporate tax rate from 19% to 10% effective from 2013. There are a number of expenses (e.g. depreciation, amortization, FX losses) which are recognized at a corporate tax rate of 19%, while the related deferred tax expense at 10%. As long as this difference between the current (19%) and future (10%) enacted tax rates exists, it results in lower deferred tax expense reducing the effective tax rate.

•                  Net cash generated from operating activities increased from HUF 39.8 bn to HUF 44.6 bn. The lower EBITDA was counterbalanced by an improvement in working capital that was mainly driven by the different timing of settlements with trade creditors throughout the year and lower income tax paid due to delayed advance payment of local business tax.

•                  Investment in tangible and intangible assets (CAPEX) decreased by HUF 3.4 bn to HUF 12.3 bn in the first quarter of 2011 compared to the same period in 2010. Of total CAPEX, HUF 9.8 bn related to the Hungary segment and HUF 0.4 bn to the T-Systems segment. In Macedonia and Montenegro, CAPEX spending was HUF 1.4 bn and HUF 0.4 bn, respectively.

•                  Free cash flow (operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets) increased from HUF 19.0 bn in the first quarter of 2010 to HUF 27.0 bn in the same period of 2011. Operating cash flow increased by HUF 4.8 bn mainly driven by the improvement in working capital, while the lower CAPEX spending and the higher proceeds from real estate sales also supported the higher free cash flow.

•                  Net debt increased from HUF 265.4 bn to HUF 270.5 bn by the end of March 2011 compared to the end of March 2010 level. The net debt ratio (net debt to total capital) was 31.0% at the end of March 2011.

Christopher Mattheisen, Chairman and CEO commented: “Our performance during the first quarter this year reflects the slow macro-economic recovery we are experiencing. Looking at the Hungarian market, we continue to see promising signs with slightly higher consumer spending, increased mobile usage and lower churn both in the fixed and the mobile segment. However, strong competition and saturated core markets continue to put pressure on our business performance. Besides our continued focus on TV offerings and bundling, we have a new strategic initiative in the fixed voice segment. We launched a new flat fixed voice package at the beginning of this year called “Hoppá”. With this package all Hungarian fixed line and T-Mobile numbers can be called unlimited for a fixed monthly tariff. This unique offering in the Hungarian telecom market has already shown positive results: 15% of fixed customers have already migrated to the new package and 85% of these customers have signed a 2-year loyalty contract. Going forward, although in the short term the new package will cause a dilution in ARPU levels despite the already visible higher usage levels, in the longer term we expect a positive impact on fixed voice churn through these loyalty contracts. We have also managed to significantly decrease the ratio of residential 1Play customers from 63% to 55% in the preceding 12 months.

Revenues in the first quarter declined by 3.3% while underlying EBITDA was up by 3.8% compared to an extremely weak first quarter in 2010 when the operational performance of Magyar Telekom troughed. Although the results were also helped by real estate sales in Hungary, the savings in employee-related and other operating expenses clearly had a positive influence on our profitability. Excluding the real estate sales, underlying EBITDA still increased by 1.5%. Looking ahead, we reiterate our guidance and project a revenue decline of 3-5% and 4-6% underlying EBITDA decline for 2011. We intend to cut Capex by approximately 5% compared to last year’s spending.”

Hungary Segment

Revenues before inter-segment elimination fell by 3.4% to HUF 101.1 bn and EBITDA increased by 9.5% to HUF 38.3 bn in the first quarter of 2011 compared to the first quarter of 2010. The EBITDA margin grew from 33.4% to 37.9% driven by the lower employee related expenses and other operating expenses which was mainly due to efficiency improvements. These, coupled with lower levels of voice related payments, reflecting the lower traffic volume and the cut in the Hungarian mobile termination rates in December 2010 offset the decline in high margin voice revenues. The EBITDA increase was also driven by real estate sales in the first quarter of 2011 that generated a net profit of HUF 1.4 bn and accounted for within other operating income. Underlying EBITDA increased by 7.9% compared to the extremely weak Q1 2010 which was when the recession peaked. The underlying EBITDA margin was 44.0%.

•                  Fixed line revenues declined by 7.1% to HUF 45.0 bn in Q1 2011, driven by lower voice revenues as mobile substitution and migration towards IP-based solutions resulted in increased customer erosion, putting pressure on both average tariff levels and traffic volume. In addition, although the number of broadband customers continued to increase (nearly reaching 818,000), internet revenues decreased by 7.4% due to declining tariffs and migration towards lower priced packages. Growth in the TV customer base remained strong at 10.8% resulting in an increase in TV revenues of 13.5%. The number of total TV customers exceeded 751,000 by the end of March with growth driven mainly by the IPTV service, while demand for satellite TV also remained strong.

•                  Mobile revenues decreased by 0.2% to HUF 55.9 bn in the first quarter of 2011. The slight increase in the customer base, higher usage and the steady increase in the portion of postpaid customers successfully counterbalanced the unfavorable impact of lower effective tariff levels. T-Mobile remained the clear market leader and managed to increase its market share to 44.9% amongst active customers. Voice wholesale revenues were hit by a 16% cut in mobile termination fees effective from December 2010. Non-voice revenues grew by 13.0% thanks to the 48.0% increase in mobile broadband subscriptions supporting the growth in mobile Internet revenues. At the same time equipment and activation revenues grew by 19.3% driven by the increasing ratio of higher priced smartphone sales. Although the subsidies on these handsets are also higher, the total subsidy level decreased and the average acquisition cost per new customer was cut by 35.7%.

T-Systems Segment

Revenues before inter-segment elimination were down by 4.4% to HUF 28.1 bn while EBITDA decreased by 3.9% to HUF 3.9 bn in the first quarter of 2011. The EBITDA margin was 13.7%. Excluding special influences, underlying EBITDA was down by 3.1%, while the margin increased to 17.5%, reflecting the considerable efforts made to improve efficiency in light of the drop in high-margin voice revenues.

•                  Fixed line revenues were down by 8.5% to HUF 7.6 bn as business customers and the public sector reduced their telecommunications spending. Fixed line voice revenue erosion remained high, coupled with significant price pressure, which was also prevalent in other product categories. In addition, usage also declined driven by mobile substitution, resulting in 14.6% decline in voice retail revenues.

•                  Mobile revenues decreased by 5.4% to HUF 8.0 bn driven primarily by declining average tariff levels and lower levels of usage that could not be offset by an increase in our customer base. Furthermore, wholesale voice revenues were negatively affected by the cut in mobile termination fees effective from December 2010. Other mobile revenues declined due to the Governmental measures announced in August 2010. To preserve profitability, in addition to cost cutting measures, the acquisition cost per new customer was also cut by 27.1%.

•                 SI/IT revenues were down by 1.1% to HUF 12.4 bn in the first quarter of 2011. Whilst we face slightly increasing demand for SI/IT services in the corporate segment, the overall investment levels remained depressed due to the current economic environment and restrictive measures in the public sector.

Macedonia

In Macedonia, revenues decreased by 6.8% to HUF 17.1 bn in the first quarter of 2011 compared to the same period in 2010, with EBITDA increasing by 9.3%. The depreciation in the Hungarian forint had a slight positive effect on the revenue contribution from international subsidiaries (the Hungarian forint weakened on average by 0.7% compared to the Macedonian Denar in the first quarter of 2011 over 2010). The EBITDA increase was driven by two one-off items booked in Q1 2010: a provision of HUF 0.6 bn relating to a legal case and HUF 0.9 bn of other operating expenses in relation to the implications of the final report on the internal investigation. Stripping these one-off expense items out from the Q1 2010 figures, the underlying EBITDA declined by 6.8%, while underlying EBITDA margin remained flat at 54.2% reflecting the intense competition putting pressure on prices mainly in the mobile segment.

•                  Fixed line revenues were up by 2.2%. The increase in wholesale voice revenues, driven by growing incoming and transited traffic volumes and higher settlement prices charged for international traffic termination, offset the decline in voice retail revenues, while the growing demand for double and triple play packages resulted in higher TV revenues.

•                  Mobile revenues declined by 14.1% in a fiercely competitive environment. The significant reduction in both the prepaid and postpaid subscriber base and the competition-driven tariff reductions put pressure on revenues. Nevertheless, T-Mobile Macedonia remained the clear market leader with 49.9% market share, and beside the slightly improving customer mix the more widely used closed-user-group offers resulted in higher MOU. However, despite the increase in mobile Internet usage and the higher number of SMS messages, non-voice revenues declined due to promotions containing free and discounted SMS messages.

Montenegro

Revenues of the Montenegrin subsidiary decreased slightly by 1.2% to HUF 7.4 bn in the first quarter of 2011 compared to the same period in 2010, with EBITDA increasing by 3.4%. The FX changes (the Hungarian forint weakened on average by 1.0% against the Euro in the first quarter of 2011 compared to the same quarter in 2010) had a slight positive impact on the revenue contribution of our Montenegrin subsidiary. The increase in EBITDA was driven by cost cutting achievements. Underlying EBITDA increased by 3.4% and the underlying EBITDA margin improved from 36.2% to 37.9%.

•                  Fixed line revenues were down by 0.5% in the first quarter of 2011 as higher Internet and TV revenues were offset by lower retail and wholesale voice revenues. The decrease in retail voice revenues was due to increased mobile substitution and discounts offered in flat packages. The voice wholesale revenue decline was driven by a significant migration of international traffic towards Serbia where that traffic is now transited by our competitors. On the other hand, both Internet and TV revenues increased considerably thanks to the strong growth in the number of ADSL and IPTV customers driven by the strong focus on bundled services.

•                  Mobile revenues declined by 2.7%. Although usage increased and the tariff levels were also slightly higher due to a more rational competitive environment, these could not offset the decline in the customer base resulting in a decline in voice retail revenues. Voice wholesale revenues also decreased driven by lower domestic traffic. These trends were to a degree offset by an increase in non-voice revenues, supported by the growing number of mobile internet users.

Measurement differences

Please note that Group EBITDA is HUF 1.8 bn higher than the sum of segment EBITDAs in Q1 2010 due to two major items which were included in Group results in 2009, but have only been reflected in segment results in Q1 2010. As segment results are prepared earlier than Group results, differences occur at times when certain items are booked after the segment results have been prepared. These are then immediately reflected in Group results, but are not included in segment results until the next financial period.

Due to the implications of the final report on the internal investigation, other operating expenses in the amount of HUF 0.9 bn were booked in relation to the Macedonian subsidiary. While 2001-2006 results at Group level were restated to reflect this expense, at segment level it was booked only in Q1 2010. Consequently, Group level expenses in Q1 2010 do not include this expense. Secondly, a write-off on receivables in the amount of HUF 0.8 bn was included at Group level in Q4 2009, while at the Hungary segment (previously HQ) it was booked in Q1 2010.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The Hungarian business activities of Magyar Telekom are managed by two segments: Hungary (the home-related services brand T-Home and the mobile communications brand T-Mobile) and T-Systems (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q1 2011 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	Dec 31, 2010	Mar 31, 2011
	(Audited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	15,841	25,968	63.9%
Trade and other receivables	114,625	111,302	(2.9)%
Other current financial assets	56,560	59,210	4.7%
Current income tax receivable	1,804	2,541	40.9%
Inventories	9,592	10,788	12.5%
Non current assets held for sale	2,152	1,864	(13.4)%

Total current assets	200,574	211,673	5.5%

Non current assets

Property, plant and equipment	549,752	535,983	(2.5)%
Intangible assets	332,993	328,386	(1.4)%
Investments in associates and joint ventures	77	76	(1.3)%
Deferred tax assets	913	757	(17.1)%
Other non current financial assets	24,033	22,887	(4.8)%
Other non current assets	664	641	(3.5)%

Total non current assets	908,432	888,730	(2.2)%

Total assets	1,109,006	1,100,403	(0.8)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	72,208	76,180	5.5%
Other financial liabilities	46,647	34,318	(26.4)%
Trade payables	88,613	73,225	(17.4)%
Current income tax payable	661	494	(25.3)%
Provisions	7,722	5,853	(24.2)%
Other current liabilities	30,966	39,108	26.3%

Total current liabilities	246,817	229,178	(7.1)%

Non current liabilities

Financial liabilities to related parties	234,164	235,923	0.8%
Other financial liabilities	8,828	9,208	4.3%
Deferred tax liabilities	10,924	11,004	0.7%
Provisions	12,298	10,979	(10.7)%
Other non current liabilities	1,263	1,281	1.4%

Total non current liabilities	267,477	268,395	0.3%

Total liabilities	514,294	497,573	(3.3)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(307)	(307)	0.0%
Retained earnings	385,283	400,450	3.9%
Accumulated other comprehensive income	14,882	8,129	(45.4)%
Total Equity of the owners of the parent	531,512	539,926	1.6%
Non-controlling interests	63,200	62,904	(0.5)%
Total equity	594,712	602,830	1.4%

Total liabilities and equity	1,109,006	1,100,403	(0.8)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	3 months ended March 31,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	27,712	23,682	(14.5)%
Voice - wholesale	4,308	5,006	16.2%
Internet	13,520	12,809	(5.3)%
Data	6,730	6,652	(1.2)%
TV	6,736	7,703	14.4%
Equipment	1,112	984	(11.5)%
Other fixed line revenues	2,234	2,277	1.9%

Fixed line revenues	62,352	59,113	(5.2)%

Voice - retail	44,753	42,457	(5.1)%
Voice - wholesale	8,512	7,512	(11.7)%
Voice - visitor	976	614	(37.1)%
Non-voice	13,406	14,741	10.0%
Equipment and activation	4,421	5,266	19.1%
Other mobile revenues	2,125	1,859	(12.5)%

Mobile revenues	74,193	72,449	(2.4)%

System Integration/Information Technology revenues	10,829	10,945	1.1%

Total revenues	147,374	142,507	(3.3)%

Expenses

Voice-, data- and Internet-related payments	(15,490)	(14,113)	8.9%
Material cost of equipment sold	(8,944)	(8,480)	5.2%
SI/IT-related payments	(5,234)	(5,896)	(12.6)%
Other direct costs	(7,000)	(6,282)	10.3%
Direct costs	(36,668)	(34,771)	5.2%
Employee-related expenses	(23,337)	(22,177)	5.0%
Depreciation and amortization	(24,140)	(23,994)	0.6%
Hungarian telecommunications and other crisis taxes	0	(6,341)	n.a.
Other operating expenses	(29,911)	(28,099)	6.1%

Total operating expenses	(114,056)	(115,382)	(1.2)%

Other operating income	208	2,127	922.6%

Operating profit	33,526	29,252	(12.7)%

Net financial result	(8,503)	(8,440)	0.7%

Share of associates’ and joint ventures’ losses	(9)	(1)	88.9%

Profit before income tax	25,014	20,811	(16.8)%

Income tax	(5,750)	(2,944)	48.8%

Profit for the period	19,264	17,867	(7.3)%

Exchange differences on translating foreign operations	(4,174)	(9,749)	(133.6)%
Other comprehensive income for the period, net of tax	(4,174)	(9,749)	(133.6)%

Total comprehensive income for the period	15,090	8,118	(46.2)%

Profit attributable to:
Owners of the parent	16,446	15,167	(7.8)%
Non-controlling interests	2,818	2,700	(4.2)%
	19,264	17,867	(7.3)%

Total comprehensive income attributable to:
Owners of the parent	13,734	8,414	(38.7)%
Non-controlling interests	1,356	(296)	n.m.
	15,090	8,118	(46.2)%

Basic and diluted earnings per share (HUF)	15.79	14.55	(7.9)%

MAGYAR TELEKOM

Consolidated Statements  of Cash Flows - IFRS

(HUF million)

	3 months ended March 31,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Cash flows from operating activities

Profit for the period	19,264	17,867	(7.3)%
Depreciation and amortization	24,140	23,994	(0.6)%
Income tax expense	5,750	2,944	(48.8)%
Net financial result	8,503	8,440	(0.7)%
Share of associates’ and joint ventures’ losses	9	1	(88.9)%
Change in assets carried as working capital	663	3,182	379.9%
Change in provisions	(2,308)	(2,960)	(28.2)%
Change in liabilities carried as working capital	(7,422)	419	n.m.
Income tax paid	(4,935)	(4,104)	16.8%
Interest and other financial charges paid	(5,413)	(5,221)	3.5%
Interest received	1,521	1,047	(31.2)%
Other cashflows from operations	45	(989)	n.m.

Net cash generated from operating activities	39,817	44,620	12.1%

Cash flows from investing activities

Investments in tangible and intangible assets	(15,669)	(12,314)	21.4%
Adjustments to cash purchases	(6,103)	(8,097)	(32.7)%
Purchase of subsidiaries and business units	(9)	(941)	n.m.
Cash acquired through business combinations	0	455	n.a.
Proceeds from / (Payments for) other financial assets - net	39,174	(8,160)	n.m.
Proceeds from disposal of subsidiaries and associates	780	0	(100.0)%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	197	3,282	1,566.0%

Net cash from / (used in) investing activities	18,370	(25,775)	n.m.

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	(13)	(10)	23.1%
Proceeds from loans and other borrowings	0	4,843	n.a.
Repayment of loans and other borrowings	(46,191)	(13,041)	71.8%

Net cash used in financing activities	(46,204)	(8,208)	82.2%

Exchange losses on cash and cash equivalents	(619)	(510)	17.6%

Change in cash and cash equivalents	11,364	10,127	(10.9)%

Cash and cash equivalents, beginning of period	34,270	15,841	(53.8)%

Cash and cash equivalents, end of period	45,634	25,968	(43.1)%

Change in cash and cash equivalents	11,364	10,127	(10.9)%

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity (unaudited)

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets – net of tax	Reserve for equity settled share-based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Total comprehensive income					16,446	(2,712)			13,734	1,356	15,090

Balance at March 31, 2010	1,042,742,543	104,275	27,379	(1,179)	414,696	7,056	(62)	49	552,214	68,296	620,510

Dividend					(77,053)				(77,053)		(77,053)
Dividend declared to Non-controlling interests									0	(18,243)	(18,243)
Share-based compensation program				872	(292)				580		580
Total comprehensive income for the year					47,932	7,877	11	(49)	55,771	13,147	68,918

Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	0	531,512	63,200	594,712

Total comprehensive income					15,167	(6,753)			8,414	(296)	8,118

Balance at March 31, 2011	1,042,742,543	104,275	27,379	(307)	400,450	8,180	(51)	0	539,926	62,904	602,830

Summary of key operating statistics

GROUP	Mar 31, 2010	Mar 31, 2011	% change

EBITDA margin	39.1%	37.4%	n.a.
Operating margin	22.7%	20.5%	n.a.
Net income margin	11.2%	10.6%	n.a.
CAPEX to Sales	10.7%	8.6%	n.a.
ROA	5.7%	5.5%	n.a.
ROE	12.1%	11.3%	n.a.
Net debt	265,360	270,451	1.9%
Net debt / total capital	30.0%	31.0%	n.a.
Number of employees (closing full equivalent)	10,397	10,170	(2.2)%

Hungary	Mar 31, 2010	Mar 31, 2011	% change

Fixed line operations

Voice services (1)
Total voice access	1,817,539	1,655,692	(8.9)%
Total outgoing traffic (thousand minutes)	779,112	740,393	(5.0)%
Blended MOU (outgoing)	151	158	4.6%
Blended ARPA (HUF)	3,559	3,246	(8.8)%

Data products
Retail DSL market share (estimated) (2)	60%	64%	n.a.
Cable broadband market share (estimated) (2)	19%	20%	n.a.
Number of retail DSL customers	462,980	489,599	5.7%
Number of cable broadband customers	160,110	187,564	17.1%
Number of fiber optic connections	10,815	21,579	99.5%
Total retail broadband customers	633,905	698,742	10.2%
Blended broadband ARPU (HUF)	4,448	3,952	(11.2)%
Number of wholesale DSL access	150,325	119,185	(20.7)%

TV services
Number of cable TV customers	402,911	343,397	(14.8)%
Number of satellite TV customers	196,041	261,663	33.5%
Number of IPTV customers	78,980	146,135	85.0%
Total TV customers	677,932	751,195	10.8%
Blended TV ARPU (HUF)	2,952	3,012	2.0%

Mobile operations

Mobile penetration (3)	118.7%	119.1%	n.a.
Mobile SIM market share (2)	43.1%	43.8%	n.a.
Number of customers (RPC)	4,711,766	4,776,995	1.4%
Postpaid share in the RPC base	41.2%	43.8%	n.a.
MOU	143	149	4.2%
ARPU (HUF)	3,296	3,251	(1.4)%
Postpaid	5,923	5,573	(5.9)%
Prepaid	1,487	1,449	(2.6)%
Overall churn rate	19.6%	18.6%	n.a.
Postpaid	15.6%	17.4%	n.a.
Prepaid	22.3%	19.5%	n.a.
Ratio of non-voice revenues in ARPU	17.9%	20.9%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,605	4,888	(35.7)%
Number of mobile broadband subscriptions	413,706	612,155	48.0%
Mobile broadband market share based on total number of subscriptions (2)	47.7%	48.3%	n.a.
Mobile broadband market share based on subscriptions with data transfer (2)	49.1%	44.8%	n.a.
Population-based indoor 3G coverage (2)	65.5%	65.4%	n.a.

T-Systems	Mar 31, 2010	Mar 31, 2011	% change

Fixed line operations

Voice services
Business	46,064	43,784	(4.9)%
Managed leased lines (Flex-Com connections)	4,334	3,083	(28.9)%
ISDN channels	143,414	139,180	(3.0)%
Total lines	193,812	186,047	(4.0)%
Total outgoing traffic (thousand minutes)	90,643	77,503	(14.5)%
MOU (outgoing)	223	200	(10.3)%
ARPU (HUF)	5,344	4,766	(10.8)%

Data products
Number of retail broadband access	15,685	16,219	3.4%
Retail DSL ARPU (HUF)	9,276	8,953	(3.5)%

Mobile operations

Number of customers (RPC)	408,641	433,949	6.2%
Overall churn rate	4.2%	5.1%	n.a.
MOU	289	280	(3.1)%
ARPU (HUF)	5,406	4,865	(10.0)%
Ratio of non-voice revenues in ARPU	31.9%	34.6%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	5,736	4,182	(27.1)%
Number of mobile broadband subscriptions	49,511	60,658	22.5%

Macedonia	Mar 31, 2010	Mar 31, 2011	% change

Fixed line operations

Voice services
Fixed line penetration	18.1%	16.8%	n.a.
Total voice access	362,024	331,788	(8.4)%
Total outgoing traffic (thousand minutes)	222,840	217,740	(2.3)%

Data and TV services
Retail DSL market share (estimated)	83%	84%	n.a.
Number of retail DSL customers	117,843	131,563	11.6%
Number of wholesale DSL access	19,918	21,892	9.9%
Number of total DSL access	137,761	153,455	11.4%
Number of IPTV customers	17,392	32,904	89.2%

Mobile operations

Mobile penetration	118.1%	124.0%	n.a.
Market share of T-Mobile Macedonia	54.9%	49.9%	n.a.
Number of customers (RPC)	1,333,819	1,275,143	(4.4)%
Postpaid share in the RPC base	31.8%	32.3%	n.a.
MOU	126	130	3.2%
ARPU (HUF)	2,492	2,358	(5.4)%

Montenegro	Mar 31, 2010	Mar 31, 2011	% change

Fixed line operations

Voice services
Fixed line penetration	25.7%	26.4%	n.a.
Total voice access	171,195	169,903	(0.8)%
Total outgoing traffic (thousand minutes)	94,792	86,535	(8.7)%

Data and TV services
Retail DSL market share (estimated)	89%	85%	n.a.
Number of DSL access	56,608	69,805	23.3%
Number of IPTV customers	31,295	41,357	32.2%

Mobile operations

Mobile penetration (4)	185.7%	176.8%	n.a.
Market share of T-Mobile Crna Gora (4)	34.5%	35.9%	n.a.
Number of customers (RPC) (4)	396,661	393,735	(0.7)%
Postpaid share in the RPC base	35.0%	30.1%	n.a.
MOU	102	108	5.9%
ARPU (HUF)	2,186	2,306	5.5%

(1) Including PSTN, VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(4) Data published by the Montenegrin Agency for Electronic Communications and Postal Services

Preliminary financial report -

Analysis of the Financial Statements

for the three months ended March 31, 2011

1. General information

Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary.

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.” Or “MT”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”).

We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc.

Our shares are listed on the Budapest Stock Exchange (“BSE”), and our American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”) until November 12, 2010. Since then, our ADSs are no longer traded on the NYSE, however, we continue to abide by our U.S. reporting obligations until our ADSs are deregistered with the U.S. Securities and Exchange Commission (“SEC”); thereafter, we will remain committed to serving our investor base in the United States and will continue to make English translations of our annual reports, financial statements and investor releases.

Our headquarters is located at 55 Krisztina krt., 1013 Budapest, Hungary.

As of March 31, 2011, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. On April 12, 2011, the shareholders approved the payment of cash dividends of HUF 52,118 million, equal to HUF 50 per share, for the year ended December 31, 2010.

This condensed consolidated interim financial information was approved for issue on May 6, 2011.

This consolidated interim financial information is not the Group’s statutory accounts and has not been audited. The statutory accounts for December 31, 2010 have been filed with the NYSE, the BSE, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”). The statutory accounts for December 31, 2010 have been audited and the audit report was unqualified.

2. Basis of preparation of the preliminary financial report

This condensed consolidated preliminary financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

3. Accounting policies

The principal accounting policies followed by the Group and the critical accounting estimates in applying accounting policies are consistent with those disclosed in the consolidated annual financial statements for the year ended December 31, 2010, except as described below.

In 2011, the Group has adopted all IFRS amendments and interpretations which are effective from January 1, 2011 and which are relevant to its operations. Standards, amendments or interpretations effective and adopted by the Group in 2011:

IAS 24 (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore, the IASB has simplified the definition of related party and removed inconsistencies. The revised standard has been applied since January 1, 2011, but it does not have a significant impact on the disclosures in the Group’s financial statements.

4. Operating and financial review - Group

Exchange rate information

The Euro weakened by 0.2% against the Hungarian Forint (“HUF”) year on year (from 266.39 HUF/EUR on March 31, 2010 to 265.78 HUF/EUR on March 31, 2011). The average HUF/EUR rate increased from 268.57 in the first quarter of 2010 to 272.64 in the same period of 2011.

The U.S. Dollar (“USD”) depreciated by 5.6% against the Hungarian Forint year on year (from 198.02 HUF/USD on March 31, 2010 to 186.98 HUF/USD on March 31, 2011).

The Hungarian Forint weakened year over year by 0.7% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to some extent.

Revenues

Fixed line voice-retail revenues decreased by 14.5% in Q1 2011 compared to the same period last year, mainly driven by lower PSTN subscription fee revenues and lower outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary. The loss of fixed lines resulted in lower subscription revenues also at Makedonski Telekom where the 0.7% weakening of HUF against MKD on average had a slight positive effect on subscription revenues expressed in HUF.

Outgoing PSTN traffic revenues decreased in the first quarter of 2011 compared to the same period last year, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers.

Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Our Hoppá tariff package was very successful in the first quarter of 2011, generating approximately 200,000 subscribers by the end of March 2011. The vast majority of customers choosing this package signed a 2-year loyalty contract, therefore this offer proved to be a very useful tool to decrease fixed line customer churn in

Hungary. Our integrated fixed and mobile offer, the Paletta tariff package, was subscribed by more than 37,000 customers at the end of the first quarter of 2011.

Outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage. These decreases were slightly mitigated by the favorable currency translation impact.

Value added and other service revenues showed an increase in the first three months of 2011 compared to the same period last year, mainly due to revenues from the reconnection of customers previously suspended due to non-payment and higher revenues from certain customer services being charged (e.g., re-registry, address modification) from February 2010 in Hungary.

Fixed line voice-wholesale revenues increased by 16.2% in the first quarter of 2011 compared to the same period in 2010 due to the increase both in domestic and international incoming traffic revenues.

Domestic incoming fixed line traffic revenues increased in Q1 2011 compared to the same period of 2010. Higher revenue from other domestic fixed line operators at Makedonski Telekom was caused by higher termination fee of international traffic in its network. At Magyar Telekom Plc., the increase in revenues from mobile operators was mainly due to much higher mobile-to-international traffic volume. These increases were partly offset by lower call origination and termination revenues as a result of decreased traffic in Hungary and lower revenues from other domestic fixed line operators at Combridge due to decrease in the wholesale voice sales volume.

Higher international incoming traffic revenue at Makedonski Telekom was driven by higher international termination fees effective from May 2010. This increase was slightly offset by the decrease in international incoming traffic revenues at Crnogorski Telekom due to lower volume of international incoming and transit traffic.

Internet revenues of the fixed line operations decreased to HUF 12.8 bn in Q1 2011 compared to HUF 13.5 bn in the same period of 2010. In Hungary, the number of DSL connections slightly decreased to 623,809 at March 31, 2011 as the significantly lower number of wholesale connections was largely offset by the increase in the number of retail DSL subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 64% retail DSL market share and an approximately 20% cable broadband market share at March 31, 2011. Decreased Internet revenues in Hungary were somewhat compensated by the higher number of DSL connections at our foreign subsidiaries.

Data revenues remained broadly stable and amounted to HUF 6.7 bn in the first three months of both 2010 and 2011. Lower narrowband data revenue in Hungary was caused by lower Flex-Com leased lines revenues driven mainly by volume decrease and migration to cheaper products. These decreases were mostly compensated by the increase in international circuit leased line and HSLL revenues in Hungary.

TV revenues amounted to HUF 7.7 bn in Q1 2011 as compared to HUF 6.7 bn in the same period of 2010. The increase is mainly attributable to higher IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries in the first three months of 2011. The fast growth of IPTV customer base was helped by our development of high speed Internet access (mainly ED3) and it shows the increasing popularity of interactive television. The growth in satellite TV revenues also contributed to the increase as the number of satellite TV customers continued to increase and reached 261,663 at March 31, 2011. These increases were partly offset by lower Cable TV revenues driven by lower subscriber base and decreased ARPU in Hungary.

Revenues from fixed line equipment decreased by 11.5% for the three months ended March 31, 2011 compared to the same period in 2010. Decrease at Makedonski Telekom was a result of lower sales volume of computers, ADSL modems, trade goods and telephone sets. Decrease at Magyar Telekom Plc. was partly due to lower sales volume of laptops and ADSL modems and, on the other hand, due to lower telecom equipment rental revenue driven by the decrease in the number of rented telephone sets.

Other fixed line revenues increased by 1.9% in Q1 2011 compared to last year’s same period. Other revenues include construction, maintenance, rental, energy trade and miscellaneous revenues. The increase in Hungary was mainly due to the significant revenues generated from the retail energy trade business in the first quarter of 2011.

Revenues from mobile telecommunications services amounted to HUF 72.4 bn in Q1 2011 compared to HUF 74.2 bn in Q1 2010 (2.4% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of MT (T-Mobile Hungary, “TMH”) and at our foreign subsidiaries. These decreases were largely offset by higher broadband revenues and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 50.6 bn in the first three months of 2011. At TMH, lower retail tariffs forced by strong competition resulted in lower voice-retail traffic revenues. The decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from December 1, 2010), slightly offset by higher incoming average usage per customer per month (“MOU”). Visitor revenues also declined due to regulated tariff reduction and lower usage.

TMH’s blended MOU increased from 160 minutes in Q1 2010 to 163 minutes in the same period of 2011. TMH’s monthly ARPU decreased by 4.4% from HUF 3,553 in the first three months of 2010 to HUF 3,396 in the same period of 2011, as the effect of lower tariffs were only partly offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 119.1% in Hungary and TMH accounted for 43.8% market share in the highly competitive mobile market at March 31, 2011 based on the total number of SIM cards. TMH’s customer base increased by 1.8% year over year. The proportion of postpaid customers increased to 48.5% at March 31, 2011 from 45.9% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet and data access revenues. These increases were partly offset by lower messaging revenues. Non-voice revenues represented 22.1% of total ARPU in the first quarter of 2011. By March 31, 2011, TMH had 672,813 mobile broadband customers and accounted for a 48.3% market share based on total number of subscriptions in the mobile broadband market.

Mobile equipment and activation revenues increased by 19.0% in Q1 2011 compared to the same period last year mainly at TMH. Higher retention and acquisition revenues resulted from higher average handset prices reflecting higher sales ratio of smartphones and lower prepaid handset subsidy. The increase at our foreign subsidiaries was primarily attributable to higher number of handsets sold.

System Integration (“SI”) and IT revenues slightly increased by 1.1% from HUF 10.8 bn in the first quarter of 2010 to HUF 10.9 bn in the same period of 2011. The increase in infrastructure revenues at Magyar Telekom Plc. T-Systems was driven by higher project revenues in the first quarter of 2011. Higher application revenues at IQSYS were mainly due to the sale of digital tables and higher volume of projects in the telecommunications sector, partly offset by a decline in the industrial and bank sector. These increases were mostly offset by the decrease in infrastructure revenues at KFKI due to fewer projects in the public sector. Outsourcing revenues declined at Magyar Telekom Plc. T-Systems as a result of lower fees applied in renegotiated contracts in the first three months of 2011.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 14.1 bn in the first three months of 2011 compared to HUF 15.5 bn in the same period of 2010 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from December 2010 and also by lower traffic. This decrease was partly offset by higher payments to LTOs at Magyar Telekom Plc. driven primarily by the 13.0% increase in traffic. Payments to domestic mobile operators increased at T-Mobile MK mainly resulted from higher traffic with VIP’s subscribers.

Material cost of equipment sold decreased to HUF 8.5 bn in Q1 2011 from HUF 8.9 bn in the same period of 2010. The decrease mainly at T-Mobile MK was due to lower number of handsets sold in acquisition of new customers in the first quarter of 2011 compared to the same period of 2010.

SI/IT-related payments increased by 12.6% in the first three months of 2011 compared to the same period of 2010 driven by the higher payments at IQSYS in line with increased revenues due to the sale of digital tables.

Other direct costs include HUF 0.3 bn content-related payments, HUF 2.5 bn TV-related payments, HUF 2.1 bn agent commissions and HUF 1.4 bn other revenue-related payments in Q1 2011. Decreased other direct costs are mainly caused by the lower agent commissions year over year. The decline in agent commissions at MT and at T-Mobile MK is due to decrease in agent activity and lower commission fee per transaction. Other revenue-related payments at Makedonski Telekom decreased due to lower volume of televoting services. These decreases were partly offset by payments related to energy trade at MT in line with the launch of retail energy business in the second half of 2010. Higher TV-related payments at MT and at Makedonski Telekom are due to the higher TV subscriber base.

Employee-related expenses in the first three months of 2011 amounted to HUF 22.2 bn compared to HUF 23.3 bn in the same period of 2010 (a decrease of 5.0%). Decrease is mainly attributable to the 2.2% lower employee figure on MT Group-level year over year (from 10,397 on March 31, 2010 to 10,170 on March 31, 2011), partly compensated by higher severance-related expenses predominantly in the Hungary segment.

Depreciation and amortization remained stable in the first quarter of 2011 compared to the same period in 2010. At MT the decrease is mainly due to the amortization effect of the change in estimated useful life of certain assets, which was partly offset by the higher gross asset base (mainly DVB-S and IPTV). This decrease was counterbalanced by the increase in depreciation and amortization at Makedonski Telekom due to the change in useful life of property, plant and equipment and higher fixed asset level.

On October 18, 2010 the Hungarian Parliament approved an act imposing a special tax (“crisis tax”) on a number of sectors including telecommunications sector. Special tax for the full year of 2010 was recognized in December 2010 among other operating expenses, while it is booked on a monthly basis in 2011.

Other operating expenses include HUF 7.3 bn materials and maintenance expenses, HUF 7.7 bn service fees, HUF 2.9 bn marketing expenses, HUF 3.2 bn rental fees, HUF 1.3 bn consultancy, HUF 3.1 bn fees and levies, HUF 2.4 bn bad debt expenses, and HUF 0.2 bn other costs and expenses in Q1 2011. Decreased other operating expenses are mainly due to lower other costs at T-Mobile MK resulting from release of provisions for certain legal cases. At Magyar Telekom Plc. consultancy fee decreased in connection with the ongoing investigation and lower expenses recognized relating to the CRM and Finance Streamlining projects in 2011. Service fees decreased at MT, predominantly resulting from much lower IT support costs (renegotiated contracts due to cost cutting measures) and lower fee for real estate management. Decreased marketing expenses at MT are resulted from rescheduled marketing spending. These decreases were slightly offset by the higher rental fees at MT predominantly due to the rental fee of set top boxes and cable modem termination systems from June 2010. Increased material and maintenance expenses at T-Mobile MK are mainly resulted from higher write-off of inventory in 2011. Higher fuel prices, electricity costs and higher number of 2G and 3G base stations also contributed to the increase.

Other operating income increased from HUF 0.2 bn in Q1 2010 to HUF 2.1 bn in the same period of 2011 mainly due to the gains from disposal of real estates and higher income from ad-hoc works performed on our network to the orders of external parties at Magyar Telekom Plc. in 2011.

Operating Profit

Operating margin for the three months ended March 31, 2011 was 20.5%, while operating margin for the same period in 2010 was 22.7%. The decrease was mainly due to the 3.3% revenue decline and the special telecommunications tax introduced in December 2010.

Net financial results

Net financial expenses remained stable year over year, and amounted to HUF 8.4 bn in the first quarter of 2011 compared to HUF 8.5 bn in the same period of 2010. The slight decrease in net financial expenses is due to lower interest paid at Magyar Telekom Plc. in line with lower average amount of loans and significantly lower average interest rates. Higher net foreign exchange gain realized in 2011 as compared to 2010 as the strengthening of HUF against EUR was more intensive in Q1 2011. These impacts were mostly offset by higher loss on derivative transactions due to change in interest and exchange rates at MT and lower interest received on given loans and bank deposits.

Income tax

Income tax expense decreased from Q1 2010 to Q1 2011 partly due to the lower profit before tax of the Group. A higher portion of the decrease, however, is the result of the enacted reduction of the Hungarian corporate tax rate from 19% to 10% effective from 2013. There are a number of expenses (depreciation, amortization, FX losses) deductible for the corporate tax in 2011 that generate temporary differences expected to reverse in years in 2013 or in later years. In 2011 this results in expense recognition at a corporate tax rate of 19%, for which the related deferred tax expense (liability) is recognized at 10%. This difference between the current and future enacted tax rates resulted in the significantly lower tax expense and effective tax rate in Q1 2011 than in Q1 2010.

On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19 percent to 10 percent starting in 2013. The recent announcement of the intended cancellation of the scheduled reduction of the tax rate from 2013 is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and result in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.

Cash flow

Net cash generated from operating activities amounted to HUF 44.6 bn in Q1 2011, while it was HUF 39.8 bn in the first quarter of 2010. The favorable changes in working capital were only partly offset by lower EBITDA.

Net cash used in investing activities amounted to HUF 25.8 bn in the first quarter of 2011, while net cash generated from investing activities was HUF 18.4 bn for the same period in 2010 reflecting mainly the change in other financial assets (short-term bank deposits and short-term receivables).

Net cash used in financing activities decreased from HUF 46.2 bn in the first three months of 2010 to HUF 8.2 bn in the same period of 2011 due to significantly lower amount of loan repayments made in 2011.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology, customer requirements, competition and regulation. To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance. We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.0% of the GDP in 2011. The most negative measure to our business is the 6.5% emergency tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered.

Revenues

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

In the saturated fixed line market TV remains the key driver. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In Macedonia, competition is increasing and reinforcing both in the fixed line and mobile segment. Main competitors in the fixed line segment are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication. In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued

in the coming years. The target for 2011 is to overhaul the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of new CRM system.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by risks and uncertainties. Such factors are described, among others, in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC, and remain valid for this interim report as well. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. The summary of our principal risks and uncertainties are described below:

•             Our operations are subject to substantial government regulation;

•             We are subject to intense competition;

•             Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Ongoing governmental investigations into contracts and activities in Montenegro and Macedonia may result in fines or other sanctions;

•             The lawsuits by our minority shareholders may require us to take other time-consuming and/or expensive corrective actions;

•             Our share price may be volatile, and the shareholders’ ability to sell Magyar Telekom shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries;

•             We are subject to unpredictable changes in Hungarian tax regulations;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition;

5. Segment information

(a) Description of segments

Magyar Telekom has introduced a new reporting structure from the beginning of 2011 following the introduction of its new management structure on July 1, 2010. The Group’s new operating segments are Hungary (which includes the former CBU, the SMB customers of BBU and the relevant parts of the Headquarters and Technology Units) and T-Systems (which includes the former BBU, without the SMB customers, that have been classified within Hungary, as well as the relevant parts of the Headquarters and Technology Unit). The Macedonia and Montenegro segments have not changed.

Comparative information has been provided for Q1 2010, including minimum level of estimates as the new structure was gradually introduced in the second half of 2010, going into effect in full from January 1, 2011.

(b) Segment information provided to the Management Committee (“MC”)

The following tables set forth revenues and Earnings before net financial result, taxes, depreciation and amortization (“EBITDA”) by segment, as monitored by the Company’s chief operating decision making body, the MC.

The sum of the financial results of the segments presented below does not equal to the Group financial results because of intersegment eliminations.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the MC of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage, than the financial statements of the Group. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements or this flash report are reflected in the next period’s segment results from an MC reporting package perspective.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the Group’s financial statements.

Magyar Telekom has been subject to special telecommunications tax introduced in Hungary in Q4 2010, charged on the companies’ annual revenues, retrospectively from January 1, 2010. As introduced in Q4 2010, this tax in 2010 only hit the Q4 results of both the Group and the segments. The presented EBITDA of the Hungarian segments (Hungary and T-Systems), however, include the special telecommunications tax both in 2010 and 2011. In the top management reports of the segments in 2011, the tax payable on the Q1 2010 revenues were retrospectively included in the Q1 2010 segment results to allow a more reasonable comparison of the year-over-year performance of the segments. As this tax was only introduced in Q4 2010, the Q1 2010 Consolidated Statements of Comprehensive Income were not restated, which is in line with IFRS, but makes the comparison of the Group’s year-over-year performance less comparable.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments (it is not a segment measure); therefore the reconciliation cannot be prepared and presented on a segment basis. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated profit for the period of the Group.

HUF millions	3 months ended March 31, 2010	3 months ended March 31, 2011
Total Hungary revenues	104,709	101,132
Less: Hungary revenues from other segments	(9,648)	(8,512)
Hungary revenues from external customers	95,061	92,620

Total T-Systems revenues	29,375	28,071
Less: T-Systems revenues from other segments	(3,012)	(2,633)
T-Systems revenues from external customers	26,363	25,438

Total Macedonia revenues	18,384	17,126
Less: Macedonia revenues from other segments	(36)	(30)
Macedonia revenues from external customers	18,348	17,096

Total Montenegro revenues	7,448	7,359
Less: Montenegro revenues from other segments	(4)	(12)
Montenegro revenues from external customers	7,444	7,347

Total consolidated revenue of the segments	147,216	142,501
Measurement differences to Group revenues	158	6
Total revenue of the Group	147,374	142,507

Segment results (EBITDA)
Hungary	34,967	38,294
T-Systems	4,008	3,853
Macedonia	8,436	9,221
Montenegro	1,810	1,872
Total EBITDA of the segments	49,221	53,240

Hungarian telecommunications and other crisis taxes (included retrospectively in Q1 2010)	6,690	0
Measurement differences to Group EBITDA	1,755	6
Total EBITDA of the Group	57,666	53,246

Depreciation and amortization of the Group	(24,140)	(23,994)
Total Operating profit of the Group	33,526	29,252

Net financial result	(8,503)	(8,440)
Share of associates’ and joint ventures’ losses	(9)	(1)
Total Profit before income tax of the Group	25,014	20,811
Income tax expense	(5,750)	(2,944)
Total Profit for the period of the Group	19,264	17,867

(c) Operating and financial review - segments

Hungary

The Hungary segment operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers with several million customers mainly under the T-Mobile and T-Home brands. The Hungary segment is also responsible for the wholesale mobile and fixed line services in Hungary, and performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. This segment is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine providing wholesale services to local companies and operators. In addition, the Hungary segment is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

HUF millions	3 months ended March 31, 2010	3 months ended March 31, 2011	Change (%)
Voice revenues	21,215	18,222	(14.1)
Internet revenues	10,673	9,888	(7.4)
TV revenues	6,071	6,888	13.5
Other fixed line and SI/IT revenues	10,716	10,213	(4.7)
Total fixed line and SI/IT revenues	48,675	45,211	(7.1)

Voice revenues	39,245	37,593	(4.2)
Non-voice revenue	9,456	10,682	13.0
Other mobile revenues	7,333	7,646	4.3
Total mobile revenues	56,034	55,921	(0.2)

Total revenues	104,709	101,132	(3.4)

Hungarian telecommunications and other crisis taxes	(5,658)	(5,352)	(5.4)
EBITDA	34,967	38,294	9.5
Investments in tangible and intangible assets	12,425	9,782	(21.3)

Revenues in the Hungary segment decreased by 3.4% year over year mainly driven by lower fixed line and mobile voice revenues, declining fixed line Internet revenues, partly compensated by higher TV as well as higher mobile Internet and equipment revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower PSTN subscription fee revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to loss of lines, lower usage and price discounts reflecting unfavorable economic environment and also competition with VoIP and VoCable operators. While PSTN revenues continued to decrease, the increase in VoIP and VoCable revenues driven by enlarging customer base and higher traffic slightly mitigated these decreases.

Internet revenues decreased by 7.4% in the first three months of 2011 compared to the same period last year. The decrease reflects mainly the lower DSL revenues due to much lower number of wholesale connections and lower prices forced by fierce competition mainly from cable and mobile operators. The migration towards double- and triple-play packages also had negative effect on blended ARPU level. This decrease was only partly offset by the increase in retail DSL subscriber base and by the higher number of Cablenet customers.

Decreased fixed line voice and Internet revenues were partly compensated by higher IPTV and satellite TV revenues driven by a larger customer base. The IPTV customer base increased by 85.0% to 146,135, while the number of satellite TV customers increased by 33.5% to 261,663 by the end of March 2011. These increases were partly offset by lower Cable TV revenues influenced by decreased customer base due to migration from Cable TV to IPTV technology and, to a lesser extent, by lower ARPU.

Mobile revenues remained stable year over year due to lower voice-retail revenues mainly attributable to lower outgoing tariff levels and lower voice-wholesale revenues due to the decrease in wholesale termination fees applied from December 1, 2010. These decreases were compensated by higher non-voice revenues in line with wider usage of mobile Internet and by the increase in equipment revenues driven by higher average handset prices in retention.

EBITDA of the Hungary segment increased by 9.5% as lower total revenues were more than offset by declining voice-related payments, other operating expenses and employee-related expenses as well as higher other operating income.

The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service.

T-Systems

T-Systems operates in Hungary providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector).

HUF millions	3 months ended March 31, 2010	3 months ended March 31, 2011	Change (%)
Voice revenues	3,054	2,629	(13.9)
Other fixed line revenues	5,308	5,020	(5.4)
Total fixed line revenues	8,362	7,649	(8.5)

Voice revenues	4,471	4,109	(8.1)
Non-voice revenue	2,101	2,163	3.0
Other mobile revenues	1,917	1,759	(8.2)
Total mobile revenues	8,489	8,031	(5.4)

SI/IT revenues	12,524	12,391	(1.1)

Total revenues	29,375	28,071	(4.4)

Hungarian telecommunications and other crisis taxes	(1,032)	(989)	(4.2)
EBITDA	4,008	3,853	(3.9)
Investments in tangible and intangible assets	659	423	(35.8)

Total revenues of T-Systems decreased by 4.4% in Q1 2011 compared to the same period last year primarily driven by lower fixed line and mobile voice revenues together with lower data and other mobile revenues, partly compensated by higher fixed line Internet revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined mainly as a result of lower fixed line data revenues influenced mainly by decreased prices due to fierce competition.

Mobile voice revenues decreased by 8.1% year over year predominantly due to lower voice-retail revenues as a result of lower average per minute fee and decreased MOU, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect the regulation impact on termination fees. Other mobile revenues also declined primarily owing to lower TETRA-related revenues at Pro-M. These decreases were partly offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base and higher equipment revenues due to the increase in average handset prices boosted by the growing popularity of smartphones.

The small decrease in SI/IT revenues resulted from lower infrastructure revenues at KFKI due to lower number of projects in the public sector. The decrease in outsourcing revenues was driven mainly by lower fees and less projects in the telecommunications sector. These decreases were mostly offset by increased infrastructure revenues at Magyar Telekom Plc. T-Systems driven by new projects and increase in the application revenues at IQSYS driven by intensified sale of digital tables.

The EBITDA level of T-Systems decreased by 3.9% year over year. Declining total revenues put a downward pressure on EBITDA, but these were somewhat compensated by lower other operating expenses, decreased employee-related expenses and lower voice-related payments.

Macedonia

HUF millions	3 months ended March 31, 2010	3 months ended March 31, 2011	Change (%)
Total fixed line and SI/IT revenues	8,198	8,374	2.1

Total mobile revenues	10,186	8,752	(14.1)

Total revenues	18,384	17,126	(6.8)

EBITDA	8,436	9,221	9.3
Investments in tangible and intangible assets	1,868	1,421	(23.9)

The currency translation effect on the results of our Macedonian operations was relatively minimal (0.7%) in the first quarter of 2011.

Excluding the currency translation effects, total fixed line and SI/IT revenues increased primarily as a result of higher international incoming revenues due to higher termination fees effective from May 2010. The increase in TV revenues was due to the enlarging IPTV subscriber base, while higher Internet revenues resulted from higher DSL connections, partly offset by lower prices due to increased sale of bundled products. These increases were mostly offset by lower voice-retail revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution.

Mobile revenues in local currency decreased mainly resulting from lower voice-retail revenues due to lower per minute fees, partly offset by higher MOU. Non-voice revenues also decreased as lower data revenues due to SMS promotions and decreased content revenues due to lower usage were only partly compensated by higher mobile Internet revenues resulting from increased traffic. These decreases were somewhat compensated by higher voice-wholesale revenues primarily as a result of increased traffic volume due to the larger subscriber base of VIP and higher price for international interconnection. T-Mobile MK had a 49.9% share in the Macedonian mobile market and mobile penetration was 124.0% at the end of March 2011.

EBITDA of our Macedonian operations increased by 9.3% in HUF terms deriving mainly from the decrease in other operating expenses (due to lower provisions), partly offset by lower total revenues.

Montenegro

HUF millions	3 months ended March 31, 2010	3 months ended March 31, 2011	Change (%)
Total fixed line and SI/IT revenues	4,099	4,102	0.1

Total mobile revenues	3,349	3,257	(2.7)

Total revenues	7,448	7,359	(1.2)

EBITDA	1,810	1,872	3.4
Investments in tangible and intangible assets	603	400	(33.7)

The results of our Montenegrin operations were positively affected by the 1.0% weakening of HUF against the EUR in the first quarter of 2011.

Excluding the currency translation effects, total fixed line and SI/IT revenues slightly decreased mainly deriving from lower voice-wholesale revenues due to lower volume of terminated and transited international incoming traffic. Lower voice-retail revenues due to significantly lower outgoing traffic also contributed to the decrease. These decreases were mostly offset by higher Internet revenues (increased DSL connections) and higher TV revenues (increased IPTV subscriber base).

Mobile revenues in EUR decreased primarily as a result of lower voice-wholesale revenues reflecting lower incoming traffic. Declining voice-retail revenues were due to decrease in prepaid revenues as a result of lower customer base and lower price per minute. Higher non-voice revenues affected by increased usage of content services were partly offset by the decline in messaging revenues owing to lower prices and lower number of SMSs.

EBITDA of our Montenegrin operations increased by 3.4% expressed in HUF mainly due to lower other operating expenses, more than offsetting the decrease in total revenues.

6. Property, plant and equipment

Total investments in tangible and intangible assets amounted to HUF 12,314 million in the first quarter of 2011. There have not been any significant individual investments. Magyar Telekom Plc. sold a number of real estate properties in Q1 2011. The total gain on these transactions were HUF 1.4 bn. There has not been any significant individual sale of assets.

7. Borrowings

There has not been any material change in the nature and amount of our borrowings in the first quarter of 2011.

8. Commitments

There has not been any material change in the nature and amount of our commitments in the first quarter of 2011.

9. Contingencies

No provisions have been recognized for the cases described below as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note and Note 12 information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 bn. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

Makedonski Telekom’s dispute on fixed-to-mobile termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as “ungrounded”. This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 bn, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Montenegro

Employee salary disputes in Montenegro

In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement. Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 bn.

10. Related party transactions

There has not been any material change in the nature of our related party transactions in the first three months in 2011. In the first quarter of 2011, our financial liabilities to related parties decreased.

11. Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in operating income are not experienced.

12. Investigations into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company that were the subject of the internal investigation and has requested information from the Company in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations. Consequently, the Company has not made any provisions in its financial statements as of March 31, 2011 with respect to the investigations.

Magyar Telekom incurred HUF 0.4 bn expenses relating to the investigations in the first quarter of 2011, which are included in other operating expenses of the Hungary segment.

13. Lawsuit by minority shareholders - Annual General Meeting, April 2010

As previously disclosed, two Hungarian minority shareholders have filed a lawsuit against the Company, requesting the Court to render ineffective the resolutions passed by the general meeting on April 7, 2010. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

On October 29, 2010, the Metropolitan Court announced its first instance judgment rejecting the minority shareholders’ claim. The above mentioned first instance judgment is not final and binding as the plaintiffs submitted an appeal against it.

Magyar Telekom disagrees with the lawsuit initiated by the minority shareholders and will vigorously defend against the claims.

We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders’ suit above. Also, we cannot provide any assurance that this matter would not have other adverse effects on the Company that are not currently foreseen.

14. Termination of three service level agreements (SLAs) regarding customer care

As previously disclosed in May 2008, a lawsuit was launched against the Company as a result of the termination by the Company of its agreements for the operation of the Company’s call centers. The plaintiffs to this lawsuit include companies in which the two minority shareholders party to the lawsuit described above have business interests. On October 28, 2010, the Metropolitan Court held in its first instance interim judgment that, among other things, the Company is liable in connection with the termination of the agreements, while it rendered no decision as to the amount of the claim. The Company believes that the claim is unfounded, and the Company has appealed the interim judgment. If, despite the appeal, the decision on the Company’s liability becomes final and binding, the lawsuit may continue as to the amount of the claim.

15. Significant events between the end of the quarter and the publishing of the “Interim management report”

On April 12, 2011 Magyar Telekom Plc. held its Annual General Meeting. The Annual General Meeting approved the audited annual financial statements of Magyar Telekom Plc. and the Magyar Telekom Group and the Board of Directors’ corporate governance report for 2010. In addition, it decided to pay a dividend of HUF 50 per ordinary share from the 2010 profit. The shareholders approved amendments to the Company’s Articles of Association and the Rules of Procedures of the Supervisory Board, elected a new Supervisory Board member and re-elected its Auditor.

On April 14, 2011 Magyar Telekom Plc. announced that its subsidiary, Makedonski Telekom had reached a decision at its General Meeting on a total dividend payment of MKD 5.95 bn (around HUF 25.8 bn at the April 13, 2011 HUF/MKD exchange rate of 4.34) for the financial year 2010.

On April 20, 2011 Magyar Telekom Plc. announced that the Board of Directors of the Company, at its meeting, had decided to renew the mandate of the Chief Executive Officer, Christopher Mattheisen, for an additional five years, ending December 4, 2016.

On May 4, 2011 Magyar Telekom Plc. announced that it had embarked on a large scale modernization of its mobile network with its longstanding partner, Ericsson. As part of the network modernization, Ericsson will replace the current 2G and 3G wireless base stations to unique, multi-standard RBS 6000 equipments developed for GSM/EDGE, WCDMA/HSPA Evolution and LTE technologies. Once the necessary frequencies are available, Magyar Telekom will also be ready in 2011 to offer LTE services to its customers through the new fourth generation LTE technology provided by Ericsson.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, May 6, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 9, 2011